EXHIBIT 99.1

News Release dated December 4, 2014, Suncor Energy wins reporting awards

News Release

FOR IMMEDIATE RELEASE

Suncor Energy recognized for excellence in corporate reporting

Calgary, Alberta (Dec. 4, 2014) – Suncor Energy today announced it received two awards for excellence in corporate reporting from the Chartered Professional Accountants of Canada (CPA Canada) at the Corporate Reporting Awards held in Toronto last night.

Suncor has received the Award of Excellence in Sustainability Reporting for its 2014 Report on Sustainability. This is the sixth consecutive year that the company has been honoured with this award. Suncor also received the Award of Excellence in the Oil and Gas and Forestry Products Sector for Corporate Reporting, making this the third time the company has been recognized in this category.

“Our Report on Sustainability addresses and reports on the challenges we face in our industry,” said Arlene Strom, vice president, sustainability and communications, Suncor. “Many people throughout Suncor are involved in gathering and validating information for both the Report on Sustainability and our Annual Report. Their meticulous attention to detail and eye to continuous improvement and excellence are reflected in the finished products. We’re honoured to receive these prestigious awards.”

Suncor’s Report on Sustainability is a compilation of environmental, economic, and social performance data and narrative. It aims to provide meaningful engagement with our stakeholders as well as share what Suncor is doing, how we are doing it and what we aspire to do in the future. The Report is developed in accordance with the Global Reporting Initiative (G3.1 guidelines) to the A+ standard and assures the review of selected performance indicators by an independent third party. Suncor’s Annual Report ensures financial information is communicated to shareholders accurately and consistently.

The Corporate Reporting Awards, presented annually by the CPA Canada (formerly the Canadian Institute of Chartered Accountants), promote excellence in corporate reporting and recognize the best reporting models in the country.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com